FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated July 1, 2025

Item 1

Banco Santander, S.A., (“Santander” or the “Offeror”) in accordance with the provisions of the securities market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Further to the communications made on 24 June 2025 (registered under numbers 2784 and 35457) regarding the invitation by Santander to holders of its outstanding €1,500,000,000 4.375 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN: XS2102912966) (the “Preferred Securities”) to tender their Preferred Securities for purchase by the Offeror for cash in an aggregate nominal amount of up to the Maximum Acceptance Amount (the “Offer”), the Offeror now announces the results of the Offer.

Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Tender Offer Memorandum.

The Expiration Time for the Offers was 5.00 p.m. (CET) on 30 June 2025.

The Offeror hereby announces that it will accept for purchase in accordance with the terms and subject to the conditions set out in the Tender Offer Memorandum and at the relevant Purchase Price, all Preferred Securities validly offered for Sale pursuant to the Offer, without pro-ration, in an aggregate nominal amount of €466,600,000 (the Acceptance Amount), as set out in the table below.

Description of Preferred Securities	ISIN	Outstanding Nominal Amount	First Optional Redemption Date	Purchase Price	Acceptance Amount	Pro-ration factor
€1,500,000,000 4.375 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	XS2102912966	€1,500,000,000	14 January 2026	100 per cent.	€466,600,000	Not Applicable

Preferred Securities purchased by the Offeror pursuant to the Offer will be cancelled by the Offeror and will not be re-issued or re-sold. Preferred Securities which have not been validly submitted or validly submitted but not accepted for purchase pursuant to the Offer will remain outstanding. Following the Settlement Date, there will be an outstanding nominal amount of Preferred Securities of €1,033,400,000.

Payment of the Tender Consideration in respect of the Preferred Securities accepted for purchase by the Offeror will occur on the Settlement Date for the Offer which is expected to be 2 July 2025.

Any requests for information in relation to the Offers should be directed to the Dealer Managers or the Tender Agent whose contact details are listed below.

DEALER MANAGERS

Banco Santander, S.A. Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Madrid, Spain Attn: Liability Management Email: liabilitymanagement@gruposantander.com	Santander US Capital Markets LLC
437 Madison Avenue, 8th Floor
New York, New York 10022
United States
Tel (U.S. Toll Free): +1 (855) 404-3636
Tel (collect): +1 (212)  350-0660
Attn: Liability Management Team
Email: AmericasLM@santander.us

THE TENDER AGENT
Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom
Tel: +44 20 7704 0880
Attn: Scott Boswell
Email: santander@is.kroll.com
Website: https://deals.is.kroll.com/santander

Boadilla del Monte (Madrid), 1 July 2025

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

IMPORTANT INFORMATION

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Qualifying Holder is in any doubt as to the contents of this announcement, the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial, legal, regulatory and tax advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Notice to U.S. Investors

The proposed transaction relates to the securities of Banco Santander, S.A., a company incorporated in Spain. Information distributed in connection with the proposed transaction is subject to Spanish disclosure requirements that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the company is located in Spain and some or all of its officers and directors are residents of Spain. You may not be able to sue the company or its officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the company may purchase subject securities otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 1, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance